

January 28, 2011

Peter J. Kremer
President and Chief Executive Officer
Pub Crawl Holdings, Inc.
3920 Ingraham Street #101
San Diego, CA 92109

> **Re: Pub Crawl Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 14, 2011**
> **File No. 333-169818**

Dear Mr. Kremer:

We have reviewed your amended Form S-1 and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 20, 2010.

Use of Proceeds, page 16

1. Please refer to prior comment 1 and revise the chart on page 16 so that it shows the total amount of proceeds that you would receive from the offering if 20% or less of the shares are sold. Also revise the chart on page 26 which appears to suggest that you expect to receive the maximum amount of proceeds available in this offering.

Description of Business

Our Industry, page 23

2. We note your response to prior comment 5 that you have revised the filing to remove the hyperlink to a third-party website, however, this information still appears in the amended registration statement. Please advise.

Management Discussion and Analysis

Liquidity and Capital Resources, page 25

3. Please clarify your disclosure regarding your capital needs over the next 12 months. You state that the cash on hand of $35,178 would be enough to finance your operations for 10-12 months without receiving additional funding. You also state that at a "very minimum," you require approximately $12,000 of additional funding to conduct your

proposed operations for 12 months. This appears to be inconsistent disclosure. Refer to prior comment 6 and revise.

4.   You indicate that you have not had any financing activities since inception. In light of the proceeds received from the note payable, please revise.

Certain Relationships and Related Transactions, page 30

5.   It is unclear why you have deleted the previous disclosure regarding certain transactions with Mr. Kremer and your subsidiary, PBPubCrawl.com, LLC. Note that smaller reporting companies are required to disclose any transactions in which the amount exceeds the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years. See Item 404(d) of Regulation S-K. Please advise.

Financial Statements

Statement of Cash Flows, page F-13

6.   Please revise the subtotal here and on page F-4 that includes proceeds from note payable to indicate that it relates to financing activities rather than investing activities, if true.

        You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457.

                                                Sincerely,

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via facsimile at (619) 330-1888
        Wade D. Huettel
        Carrillo Huettel, LLP